
SembCorp
Industries

Rule 12g3-2(b) File No. 825109

22 October 2003


03037263

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully



Linda Hoon Siew Kin (Ms)
Group Company Secretary

Enclosure

SEMBCORP INDUSTRIES LTD

Notice Of Changes In Director's Interests In Related Company

Name of director:	Yong Ying-I
Date of notice to company:	22/10/2003
Date of change of interest:	20/10/2003
Name of registered holder:	Yong Ying-I
Circumstance(s) giving rise to the interest: Please specify details:	Others open market purchase of Singapore Airlines Ltd's (SIA) shares, a related company

Information relating to shares held in the name of the registered holder: -

No. of SIA shares which are the subject of the transaction:	50,000
% of issued share capital:	0
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	11.60
No. of SIA shares held before the transaction:	100,000
% of issued share capital:	0
No. of SIA shares held after the transaction:	150,000
% of issued share capital:	0

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of SIA shares held before the transaction:	0	100,000
% of issued share capital:	0	0
No. of SIA shares held after the transaction:	0	150,000
% of issued share capital:	0	0
Total shares:	0	150,000

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 22/10/2003 to the SGX

MASNET No. 46 OF 22.10.2003
Announcement No. 46

SEMBCORP INDUSTRIES LTD

Notice Of Changes In Director's Interests In Related Company

Name of director:	Yong Ying-I
Date of notice to company:	22/10/2003
Date of change of interest:	20/10/2003
Name of registered holder:	Yong Ying-I
Circumstance(s) giving rise to the interest: **Please specify details:**	Others open market purchase of Singapore Telecommunications Ltd's (SingTel) shares, a related company

Information relating to shares held in the name of the registered holder: -

No. of SingTel shares which are the subject of the transaction:	50,000
% of issued share capital:	0
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	1.80
No. of SingTel shares held before the transaction:	100,000
% of issued share capital:	0
No. of SingTel shares held after the transaction:	150,000
% of issued share capital:	0

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of SingTel shares held before the transaction:	0	100,000
% of issued share capital:	0	0
No. of SingTel shares held after the transaction:	0	150,000
% of issued share capital:	0	0
Total shares:	0	150,000

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 22/10/2003 to the SGX